Exhibit 99.2
MANAGEMENT’S DISCUSSION & ANALYSIS
For the years ended December 31, 2010 and 2009
This following management’s discussion and analysis (“MD&A”), as provided by the management of NiMin Energy Corp. (the “Company” or “NiMin”), is prepared as at March 28, 2011, and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2010 and 2009. This discussion provides management’s analysis of the Company’s historical financial and operating results and provides estimates of the Company’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.
Basis of Presentation
All financial information included in this MD&A is presented on the basis of generally accepted accounting principles in the United States of America (“U.S. GAAP”) (See “Change in Reporting Standards”).
The Company has filed a Form 20-F Registration Statement to register its common shares with the United States Securities and Exchange Commission (“SEC”). The Company’s registration with the SEC became effective on December 19, 2010 (See “Corporate History”).
The Company, as an SEC Issuer (as defined in National Instrument 52-107), has relied on the exemption set out in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards and has changed its financial reporting standards from Canadian generally accepted accounting principles (“Canadian GAAP”) to U.S. GAAP with a reconciliation to Canadian GAAP for the years ended December 31, 2010, 2009, and 2008. See Note 16 to the audited consolidated financial statements of the Company for the years ended December 31, 2010, 2009, and 2008.
Management believes utilizing U.S. GAAPprovides financial information on a more comparable basis with the majority of the companies in the Company’s peer group.
Pursuant to Section 5.2 of NI 51-102- Continuous Disclosure Obligations, the Company has prepared the required Supplement to address material differences between U.S. GAAP and Canadian GAAP as they relate to parts of this MD&A.
References to reserves and future net revenue in this MD&A have been determined in accordance with the SEC guidelines and the United States Financial Accounting Standards Board (the “U.S. Rules”) and not in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The reserves data and other oil and gas information for the Company prepared in accordance with NI 51-101 can be found for viewing by electronic means in the Company’s Annual Information Form under the Company’s profile on SEDAR at www.sedar.com.
The material differences between reserve quantities disclosed under NI 51-101 and those disclosed under the U.S. Rules is that NI 51-101 requires the determination of reserve quantities to be based in forecast

MANAGEMENT’S DISCUSSION & ANALYSIS
pricing assumptions whereas the U.S. Rules require the determination of reserve quantities to be based on constant price assumptions calculated using a 12 month average price for the year (sum of the benchmark price on the first calendar day of each month in the year divided by 12).
NiMin reports financial information in U.S. dollars as substantially all of the Company’s operations are located in the United States of America where the Company’s functional currency is the U.S. dollar. All references to dollar values refer to U.S. dollars unless otherwise stated.
Forward-Looking Statements
This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which may include, but which are not limited to, statements with respect to: royalty payments; oil and natural gas production; expansion of the Company’s Combined Miscible Drive Project (“CMD”); CMD being the most economical method for enhanced oil recovery today; operating costs; general and administrative expenses; future income tax; future exploration and development activities and capital expenditure program; future drilling; planned growth and development; contractual obligations; new projects; forecasted production; future plans; objectives and results; information under the heading “Outlook” including 2011 Capital Expenditure Budget; and sufficient cash flows available from operations and the ability to meet the Company’s liabilities and commitments. Forward-looking statements involve numerous risks and uncertainties. Estimates and forward-looking statements are based on assumptions of future events and actual results may vary from these estimates. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the following risk factors and as set forth elsewhere in this MD&A: (i) volatility in market prices for oil and natural gas; (ii) risks inherent in oil and natural gas operations; (iii) uncertainties associated with estimating oil and natural gas reserves; (iv) competition for, among other things, capital, acquisitions of reserves, undeveloped lands; (v) incorrect assessments of the value of acquisitions; (vi) geological, technical, drilling and processing problems; (vii) stock market volatility; (viii) failure to realize the anticipated benefits of acquisitions; and (ix) the factors discussed under “Risk Factors” in our Annual Information Form. These factors should not be construed as exhaustive. The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or in any other documents filed with Canadian securities regulatory authorities whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements are expressly qualified by this cautionary statement.
BOE Presentation
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas (“mcf”): one barrel of oil (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Corporate History
The Company was incorporated pursuant to a Certificate of Incorporation issued under the Business Corporations Act (Alberta) on May 31, 2007, under the name “NiMin Capital Corp”. On November 7, 2007, the Company completed its initial public offering and then began trading on the TSX Venture Exchange (the “Exchange”) as a Capital Pool Company (as such term defined in the Exchange policies).
Reverse Triangular Merger
On July 17, 2009, NiMin Capital Corp. entered into a merger agreement with Legacy Energy, Inc. (“Legacy”) whereby NiMin Capital Corp. would acquire Legacy in a reverse triangular transaction effected by way of a merger (the “Merger”). NiMin Capital Corp. incorporated NiMin Merger Corp. (“AcquisitionCo”), a wholly-owned U.S. subsidiary under the laws of the State of Delaware, solely for the purpose of effecting the proposed merger under which Legacy would merge with AcquisitionCo and as the surviving corporation would become a wholly-owned subsidiary of NiMin.

MANAGEMENT’S DISCUSSION & ANALYSIS
On September 4, 2009, the Company acquired 100% of the issued and outstanding securities of Legacy by the issuance of 37,301,656 Common Shares to Legacy’s shareholders in the Merger. As the surviving corporation, Legacy became a wholly-owned subsidiary of the Company. The Company issued a sufficient number of securities to the holders of securities of Legacy such that control of the Company passed to the former security holders of Legacy. As the former shareholders of Legacy controlled greater than 50% of the Company upon completion of the Merger, the Merger was accounted for as a reverse take-over of the Company.
Prior to the Merger, NiMin Capital Corp. consolidated its common shares, options, and warrants on the basis of one new common share, option or warrant of the Company for three existing common shares, options or warrants of NiMin Capital Corp. The shareholders of Legacy received one common share of the Company in exchange for each one of their Legacy shares of common stock. Holders of outstanding options and warrants of Legacy received replacement options and warrants of the Company.
In connection with the Merger, the Common Shares of NiMin, which previously traded on the Exchange under the stock trading symbol NNI.P, were listed on the Toronto Stock Exchange (“TSX”) under the stock trading symbol “NNN” on September 4, 2009. The Common Shares were delisted from trading on the Exchange at the closing on September 3, 2009, to facilitate the listing of the Common Shares on the TSX.
Control of the combined companies passed to the former shareholders of Legacy and therefore Legacy is considered the accounting acquirer. Consequently, the consolidated balance sheets and statements of operations and deficit, and cash flows include Legacy’s results of operations, deficit and cash flows from inception and the Company’s results of operations and cash flows from September 4, 2009. References to the “Company” or “NiMin” refer to the consolidated entity after the Merger where applicable and Legacy before the Merger where applicable.
In connection with the Merger, the Company completed a public offering consisting of the purchase and sale of 11,324,900 units of the Company (“Units”), at a per-Unit price of CDN$1.25 (USD$1.13) for aggregate gross proceeds of CDN$14,156,125 or USD$13,032,129. (See “Liquidity and Capital Resources”).
On December 17, 2009, the Company acquired four producing oil fields located in Park County, Wyoming, U.S.A (the “Wyoming Assets”). The Wyoming Assets had at the time of purchase, approximate daily gross production of 370 barrels of oil per day (“bopd”). The oil is between 14 and 18 degrees API gravity. The Company operates all of the acquired fields.
On May 16, 2010, the Company completed a Short Form Prospectus Offering of Common Shares at an offering price of CDN $1.25 per share. The Company issued 9,200,000 Common Shares for aggregate gross proceeds of CDN $11,500,000 or USD $11,018,492, net of CDN $989,260 or USD $947,840 of offering costs.
On June 30, 2010, the Company entered into a senior secured loan (the “Senior Loan”) in the amount of $36 million from a U.S. based institutional private lender (the “Lender”). At the request of the Company and subject to approval by the Lender, the Senior Loan may be increased up to $75 million to provide additional development capital. The Senior Loan has a 12.5% fixed interest rate and a term of five years (See “Liquidity and Capital Resources”).
On October 20, 2010 The Company filed a Form 20-F Registration Statement with the SEC, to register its common shares with the SEC. The Company’s registration with the SEC became effective on December 19, 2010.
A Form 20-F, once declared effective by the SEC, allows certain foreign corporations to register securities with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Company’s Form 20-F is a full registration of the Company’s common shares with the SEC as a foreign

MANAGEMENT’S DISCUSSION & ANALYSIS
private issuer similar to a Form 10 filing for a domestic issuer in the United States. The Company’s registration of its shares in the United States allows its shares to be solicited and traded by licensed brokers in the United States in compliance with SEC regulations and blue sky requirements in various states in the United States.
The Form 20-F has been filed on EDGAR at www.sec.gov.
In December, 2010, the U.S. Patent and Trademark Office issued a patent to NiMin for its Combined Miscible Drive (“CMD”) process for enhanced oil recovery. As reported in the third quarter of 2010, NiMin’s CMD technology has been successful in significantly increasing production in California’s Pleito Creek Field. NiMin believes that CMD is the most economical method available for enhanced oil recovery today in oil fields resembling Pleito Creek, and that the oil recovery achieved with CMD could be greater than 60% in many applications. The patent issued to NiMin covers the process of the injection of oxygen and water as foam to create carbon dioxide (CO2) and steam in the reservoir through wet combustion. The CO2 and steam increase reservoir pressure and significantly reduce oil viscosity making the oil substantially more mobile allowing it to flow rapidly into production wells.
Selected Annual Information

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	($)	($)	($)
Net revenues	14,029,198	6,498,789	10,674,567
Cash flow from (used in) operating activities	(984,623)	(2,461,948)	2,357,912
Net loss	(12,386,445)	(19,748,969)	(37,602,011)
Per- basic	(0.21)	(0.47)	(1.07)
Per — diluted	(0.21)	(0.47)	(1.07)
Total assets	81,908,408	64,900,896	42,146,268
Total short-term debt	—	22,213,738	—
Total long-term debt	36,000,000	—	—
Dividends	—	—	—
In 2006, the Company commenced operations in the exploration and development of crude oil and natural gas properties in the states of Louisiana and California. In 2009, the Company commenced operations in the state of Wyoming. As of December 31, 2010, the Company has raised $96.84 million in capital and its primary activity has been to invest in oil and natural gas property acquisition and development. The Company has been producing its oil and natural gas reserves since 2006. The primary drivers of revenues have been the volume of crude oil and natural gas produced and sold and the prices received for its production. The Company’s oil and natural gas reserves and production have risen steadily since the commencement of operations. However, the steep increase in commodity prices through the first three quarters of 2008 and the subsequent steep decline significantly impacted revenues, profitability and earnings per share. In addition, the commodity price declines triggered impairments during 2008 and 2009.

MANAGEMENT’S DISCUSSION & ANALYSIS
Results of Operations

	2010	2009	% Growth	2010	2009	% Growth
Three Months Ended December 31,	($)	($)	(%)	($/boe)	($/boe)	(%)
Revenues	3,728,632	1,913,098	95	41.06	34.47	19
Gain (loss) on derivative contracts	(1,287,465)	(57,112)	2,154	(14.18)	(1.03)	1,278
Operating costs	(2,543,216)	(1,674,088)	52	(28.00)	(30.16)	(7)
General & administrative expenses	(1,497,391)	(2,279,472)	(34)	(16.49)	(41.07)	(60)
Interest income	26,067	18,989	37	0.29	0.34	(16)
Interest expense	(1,899,153)	(221,008)	759	(20.91)	(3.98)	425
Foreign exchange gain (loss)	—	(592,261)	(100)	—	(10.67)	(100)
Other	111,604	146,786	(24)	1.23	2.64	(54)
DD&A	(430,590)	(525,175)	(18)	(4.74)	(9.46)	(50)
Change in fair value of warrants	(1,133,656)	(3,075,931)	(63)	(12.48)	(55.42)	(77)

Loss before income taxes	(4,925,168)	(6,346,174)	(22)	(54.23)	(114.35)	(53)
Income tax recovery (expense)	144,957	232,024	100	1.60	4.18	100

Net loss	(5,070,125)	(6,578,198)	(23)	(55.83)	(118.53)	(53)

	2010	2009	% Growth	2010	2009	% Growth
Years Ended December 31,	($)	($)	(%)	($/boe)	($/boe)	(%)
Revenues	14,029,198	6,498,789	116	45.64	32.64	40
Gain (loss) on derivative contracts	(708,032)	(300,778)	135	(2.30)	(1.51)	52
Operating costs	(9,116,563)	(5,162,936)	77	(29.66)	(25.93)	14
General & administrative expenses	(7,888,736)	(6,826,661)	16	(25.67)	(34.29)	(25)
Interest income	54,070	78,127	(31)	0.18	0.39	(55)
Interest expense	(7,108,109)	(228,131)	3,016	(23.13)	(1.15)	1,918
Foreign exchange gain (loss)	6,617	(385,626)	(102)	0.02	(1.94)	(101)
Other	248,734	—	100	0.81	—	100
DD&A	(3,190,905)	(3,351,753)	(5)	(10.38)	(16.83)	(38)
Change in fair value of warrants	1,674,053	(3,523,543)	(148)	5.45	(17.70)	(131)
Impairment of oil and natural gas propert	—	(6,313,633)	(100)	—	(31.71)	(100)

Loss before income taxes	(11,999,673)	(19,516,145)	(39)	(39.04)	(98.02)	(60)
Income tax recovery (expense)	386,772	232,824	66	1.26	1.17	8

Net loss	(12,386,445)	(19,748,969)	(37)	(40.30)	(99.19)	(59)

MANAGEMENT’S DISCUSSION & ANALYSIS
Oil & Gas Sales Report

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
Daily Sales(1)	2010	2009	2010	2009
Louisiana
Oil — Bbl/d	54	59	66	81
Gas — Mcf/d	479	1,240	795	1,173
Total Louisiana (boe/d)	134	265	199	277

California
Oil — Bbl/d	212	222	218	239
Gas — Mcf/d	—	—	—	—
Total California (boe/d)	212	222	218	239

Wyoming (2)
Oil — Bbl/d	641	116	426	29
Gas — Mcf/d	—	—	—	—
Total Wyoming (boe/d)	641	116	426	29

Total Oil (Bbl/d)	907	397	710	350
Total Gas (Mcf)	479	1,240	795	1,173
Total (boe/d)	987	603	842	546

Notes:

(1)	These numbers are net to NiMin’s working interest for the respective properties.

(2)	Wyoming average volumes during the three months and year ended December 31, 2009 are based on one month of production and averaged over the entire applicable period.
As detailed in the table above, the Company’s average daily net production sold from Louisiana, California and Wyoming for the three months ended December 31, 2010 was 987 boe/d as compared to 603 boe/d for the same period in 2009. For the year ended December 31, 2010, average production was 842 boe/d as compared to 546 boe/d for the year ended December 31, 2009. The higher average production level for the three month period and the year ended December 31, 2010 as compared to the respective periods for 2009, are due to: (i) the acquisition of producing fields in the state of Wyoming in December 2009; (ii) increased production due to new drilling and work-overs in Wyoming: and (iii) CMD production response in California during 2010. The difference between net production and net production sold in any one period is the change in unsold inventories. These inventories are accounted for on the Company’s consolidated balance sheet.
Crude oil and natural gas sales
NiMin recorded gross revenues of $6.19 million for the three months ended December 31, 2010, as compared to $2.90 million for the three months ended December 31, 2009. Oil sales as a percentage of total revenue in the current period compared to the same period in 2009 increased from 85% to 97%. Oil volumes increased by 129% to 907 Bopd and the price received increased by 6% to $72.01 during the three months ended December 31, 2010 as compared to the same period in 2009. Natural gas sales as a percentage of total revenue in the current period compared to the same period in 2009 decreased from 15%

MANAGEMENT’S DISCUSSION & ANALYSIS
to 3%. Natural gas volumes decreased by 61% to 479 Mcf/d and the price received increased by 10% to $4.06 during the three months ended December 31, 2010 as compared to the same period in 2009. The lower average natural gas production levels for the three months ended December 31, 2010, as compared to the same period in 2009, is mainly due to producing wells being temporarily shut-in in Louisiana which were being worked-over during December 2010.
For the year ended December 31, 2010, NiMin recorded gross revenues of $19.37 million, as compared to $8.71 million for the year ended December 31, 2009. Oil sales as a percentage of total revenue in the current period compared to the same period in 2009 increased from 80% to 93%. Oil volumes increased by 103% to 710 Bopd and the price received increased by 28% to $69.33 during the year ended December 31, 2010 as compared to the same period in 2009. Natural gas sales as a percentage of total revenue in the current period compared to the same period in 2009 decreased from 20% to 7%. Natural gas volumes decreased by 32% to 795 Mcf/d and the price received increased by 18% to $4.88 during the year ended December 31, 2010 as compared to the same period in 2009. The increase in gross revenues for the three month period and year ended December 31, 2010 as compared to the same periods during 2009, is attributable to higher realized commodity prices, the acquisition of producing fields in the state of Wyoming in December 2009, new drilling and work-overs in Wyoming and CMD production response in California during 2010.
Crude Oil Derivative Contracts
On December 20, 2010, the Company entered into two swap contracts to minimize the variability in cash flows due to price movements in crude oil. The Company agreed to hedge the future sales of 125 barrels of NYMEX West Texas Intermediate (“WTI”) crude oil per day at a fixed price of $90.40 starting January 1, 2011 for a period of 12 months and 250 barrels of WTI crude oil per day at a fixed price of $90.40 starting January 1, 2012 for a period of 12 months.
On January 4, 2010, the Company agreed to hedge the future sale of 7,500 barrels of WTI crude oil per month at a fixed price of $85.10 per barrel for a period of 24 months.
On April 1, 2009, the Company agreed to hedge the future sale of 3,000 barrels of WTI crude oil per month at a fixed price of $56.85 per barrel for a period of 9 months. This swap contract terminated on December 17, 2009.
For the three months ended December 31, 2010, the Company realized a loss on crude oil derivative contracts of $1,673, as compared to a loss of $172,806 for the same period in 2009. For the year ended December 31, 2010, the Company realized a gain of $501,255, as compared to a loss of $300,778 for the same period in 2009.
The Company does not designate its derivative financial instruments as hedging instruments for accounting purposes and, as a result, recognizes the current change in a derivative’s fair value in earnings as unrealized gains or losses on crude oil derivative contracts. At December 31, 2010, the Company recognized $1.2 million as a derivative liability on crude oil derivative contracts (See “Financial Instruments”).
Royalties
California
During the three month periods and years ended December 31, 2010 and 2009, NiMin paid royalties on oil production sold from the Pleito Creek Field located in Kern County, California. Royalties for production extracted above 3,000 feet are 25% and 20% for production extracted from below 3,000 feet. During the same periods, the Company also paid a production fee consisting of 635 barrels of oil per month which commenced in 2008 and declines at a rate of 5.5% each year. For the three month period and year ended December 31, 2010, the production fee rate was 567 barrels of oil per month. For the three month period and year ended December 31, 2009, the production fee rate was 600 barrels of oil per month.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the three months ended December 31, 2010, NiMin recorded royalties in California in the amount of $456,473, as compared to $368,800 for the same period in 2009. For the year ended December 31, 2010, NiMin recorded royalties in California in the amount of $1.68 million as compared to $1.29 million for the same period in 2009. The increase in royalties for the three month period and year ended December 31, 2010 is mainly due to higher realized commodity prices.
Louisiana
Royalties in respect of NiMin’s Louisiana prospects vary from prospect to prospect. For the three months ended December 31, 2010, NiMin recorded $158,351 in royalties representing an average rate of 27.26%, as compared to $183,409 representing an average rate of 22.19% for the three months ended December 31, 2009. The absolute decrease in royalties for the three month period ended December 31, 2010 is mainly due to lower levels of production. The increase in royalty rate is the result of a proportional increase in production from higher royalty properties.
For the year ended December 31, 2010, NiMin recorded $870,564 in royalties representing an average rate of 26.88%, as compared to $784,472 representing an average rate of 22.37% for the year ended December 31, 2009. The increase in royalties is mainly due to higher realized commodity prices.
Wyoming
For the three-month period ended December 31, 2010, NiMin recorded $807,469 in royalties in the state of Wyoming representing an average rate of 19.92%, as compared to $143,261 or 21.42% for the same period in 2009. For the year ended December 31, 2010, NiMin recorded $2.12 million in royalties representing an average rate of 20.51%, as compared to $143,261 or 21.42% for the same period in 2009. Royalties during 2009 represent 14 days of expense as the properties were acquired in December 2009.
Operating Costs

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
	($)	($)	($)	($)
Operating costs	2,543,216	1,674,088	9,116,563	5,162,936
Average operating costs per boe	28.00	30.16	29.66	25.93
For the three months ended December 31, 2010, NiMin had operating costs in the amount of $2.54 million, as compared to $1.67 million for the same period in 2009. For the year ended December 31, 2010, NiMin had operating costs in the amount of $9.12 million, as compared to $5.16 million for the same period in 2009. During the three month period and year ended December 31, 2010, the Company incurred increased operating costs as compared to the same periods in 2009 mainly due to: (i) the Company’s newly acquired Wyoming Assets which added a total of $1.23 million during the three months ended December 31, 2010 and $2.80 million during the year ended December 30, 2010 to the overall total increase in operational costs; and (ii) increased operating costs in California associated with the CMD. Operating costs included severance taxes in Louisiana and Wyoming. There is no severance tax in the state of California.
Severance taxes in Louisiana consist of 12.5% on gross oil sales and $0.164 per Mcf of gas sales. For the three months ended December 31, 2010, NiMin recorded $43,293 in severance taxes in Louisiana, as compared to $78,940 for the same period in 2009. For the year ended December 31, 2010, NiMin recorded $222,497 in severance taxes, as compared to $344,802 for the same period in 2009. The decrease in severance taxes for the three months period and year ended December 31, 2010, is mainly due to lower gas sales volumes and a lower severance tax rate ($0.33 per Mcf of gas sales in 2009) as compared to the same periods in 2009.

MANAGEMENT’S DISCUSSION & ANALYSIS
Severance taxes in the state of Wyoming average an aggregate 11%. For the three months ended December 31, 2010, NiMin recorded $445,898 in severance taxes, as compared to $77,494 for the same period in 2009. For the year ended December 31, 2010, NiMin recorded $1.10 million in severance taxes, as compared to $77,984 for the same period in 2009. Severance taxes during 2009 represent 14 days of production as the properties were acquired in December 2009.
General and Administrative Expense (“G&A”)

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
	($)	($)	($)	($)
G&A expense before stock-based compensation	848,825	1,287,330	5,172,115	3,881,464
Average per boe	9.35	23.20	16.83	19.49
Stock-based compensation (“SBC”)	648,566	992,142	2,716,621	2,945,197
Average per boe	7.14	17.88	8.84	14.79

G&A	1,497,391	2,279,472	7,888,736	6,826,661

Average per boe	16.49	41.07	25.67	34.29
For the three months ended December 31, 2010, NiMin recorded G&A expense, excluding SBC, in the amount of $848,825, as compared to $1.29 million for the same period in 2009. The decrease during the three months ended December 31, 2010 is mainly due to lower legal and accounting fees.
For the year ended December 31, 2010, NiMin recorded G&A expense, excluding SBC, in the amount of $5.17 million, as compared to $3.88 million for the same period in 2009. This increase during the year ended December 31, 2010, is mainly due to: (i) higher personnel expense; (ii) additional expenses related to preparation of registration documents to be filed with the SEC; and (iii) higher accounting and legal services associated with being a publicly traded company.
For the three months ended December 31, 2010, NiMin recorded SBC in the amount of $648,566, as compared to $992,142 for the same period in 2009. For the year ended December 31, 2010, NiMin recorded SBC in the amount of $2.72 million, as compared to $2.95 million for the same period in 2009. The decrease in SBC for the three month period and year ended December 31, 2010 is due to the immediate recognition of expected future costs on cancelled options and additional grants during 2009.
Depreciation, Depletion, Amortization and Accretion Expense (“DD&A”)

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
	($)	($)	($)	($)
DD&A expense	430,590	525,175	3,190,905	3,351,753
Average per boe	4.74	9.46	10.38	16.83
For the three months ended December 31, 2010, NiMin recorded DD&A in the amount of $430,590 million, as compared to $525,175 for the same period in 2009. The decrease in DD&A for the three months ended December 31, 2010, as compared to the same period in 2009, is due to an increase in the Company’s total proved reserves as a result of the acquisition of the Wyoming Assets.
For the year ended December 31, 2010, NiMin recorded DD&A in the amount of $3.19 million, as compared to $3.35 million for the same period in 2009. The decrease in DD&A for the year ended

MANAGEMENT’S DISCUSSION & ANALYSIS
December 31, 2010, as compared to the same period in 2009, is mainly due to an increase in the Company’s total proved reserves as a result of the acquisition of the Wyoming Assets.
Change in Fair Value of Warrants
As of September 4, 2009, the exercise prices of the Warrants were denominated in Canadian dollars upon completion of the Merger, which is not the functional currency of the Company. As a result the Warrants are classified as a liability on the balance sheet and recorded at their fair value at the end of each period and the change in fair value recognized in earnings. At December 31, 2010, the fair value of the outstanding Warrants was $5.63 million, with a charge of $1.13 million recognized in earnings during the three months ended December 31, 2010 and a gain of $1.67 million during the year ended December 31, 2010. At December 31, 2009, the fair value of the outstanding Warrants was $7.38 million, with a charge of $3.08 million recognized in earnings during the three months ended December 31, 2009, and $3.52 million during the year ended December 31, 2009. The fair value of the Warrants is calculated using the Black-Scholes Merton model. See “Critical Accounting Policies and Estimates — Fair value measurements”.
The Company continues to classify the remaining balance of warrants issued prior to September 4, 2009 as additional paid in capital warrants where the issue date fair value of the original equity classified warrant is greater than the fair value of the liability of the underlying warrant at the balance sheet date.
Reduction of Carrying Value of Proved Oil and Natural Gas Properties
Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the cost of unproved properties not subject to amortization (without regard to estimates of fair value) or estimated fair value, if lower of unproved properties that are subject to amortization. During 2009 and 2008, NiMin reduced the carrying values of certain of its proved oil and natural gas properties by $6.31 million and $35.87 million respectively due to full-cost ceiling limitations. These 2009 and 2008 reductions were recognized in the first quarter of 2009 and fourth quarter of 2008 and resulted from a significant decrease in the full cost ceiling. The lower ceiling value largely resulted from the effects of sharp declines in oil, natural gas, and NGL prices compared to prices in previous periods. There were no impairments to the Company’s proved oil and natural gas properties during 2010.
Interest Income and Expense
Interest expense recorded in 2010 was related to: (i) the Short-term Loan (as defined herein, see “Liquidity and Capital Resources”); (ii) and the Senior Loan (as defined herein, see “Liquidity and Capital Resources”). The amortization of debt issuance cost related to the Short-term and Long-term loans are included in interest expense in the consolidated statement of operations. For the three months ended December 31, 2010, NiMin recorded interest expense of $1.13 million ($244,675 non-cash), as compared to $221,008 for the same period in 2009. For the year ended December 31, 2010, NiMin recorded interest expense of $6.34 million ($3.46 million non-cash), as compared to $228,131 for the same period in 2009.
For the three months ended December 31, 2010, the Company recorded interest income in the amount of $26,067 as compared to $18,989 for the same period in 2009. For the year ended December 31, 2010, the Company recorded interest income in the amount of $54,070 as compared to $78,127 for the same period in 2009.
Income Tax
At December 31, 2010, NiMin had estimated non capital losses of approximately $76.6 million available to reduce future taxable income. The benefit of these losses has not been recognized as a full valuation allowance has been taken. As a result of available deductions and NiMin’s planned capital expenditures for 2011, the Company does not expect to pay income taxes in 2011.

MANAGEMENT’S DISCUSSION & ANALYSIS
At December 31, 2009, NiMin had estimated non capital losses of approximately $54.90 million available to reduce future taxable income.
Foreign Currency Exchange
Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company had no forward exchange rate contracts in place at or during the period ended December 31, 2010. During the year ended December 31, 2010, the Company was exposed to foreign currency exchange risk in its cash balances denominated in Canadian dollars. In addition, during the first half of the year ended December 31, 2010, the Company was exposed to foreign currency exchange risk related to the Short-term Loan, as a portion was denominated in Canadian dollars.
For the three months ended December 31, 2010, the Company had no variance in foreign exchange. During the three months ended December 31, 2009, the Company recorded a loss in foreign exchange of $592,261.
For the year ended December 31, 2010, the Company recorded a foreign exchange gain of $6,617. During the year ended December 31, 2009, the Company recorded a loss in foreign exchange of $385,626.
Foreign exchange losses during the three month period and year ended December 31, 2009 related to the foreign currency exchange fluctuation in connection with the proceeds received from the public offering of Units in Canadian dollars (See “Liquidity and Capital Resources”).
Operations Review
2010 Capital Expenditure Budget

	Original	Revised	Incurred through
	2010	2010	December 31,
	Budget	Budget	2010
	($000s)	($000s)	($000s)

Property Costs
- Louisiana	100	100	68
- California	—	—	244
- Wyoming	500	500	361

Total Property Costs	600	600	673

Drilling/Workovers
- Louisiana	250	250	49
- California	1,500	1,500	421
- Wyoming	10,300	11,400	9,647

Total Drilling	12,050	13,150	10,117

Facilities
- Louisiana	—	—	—
- California	—	—	253
- Wyoming	—	—	304

Total Facilities	—	—	556

Total Capital Budget	12,650	13,750	11,347

MANAGEMENT’S DISCUSSION & ANALYSIS
NiMin’s drilling and work-over capital expenditures during 2010 were focused primarily on the Wyoming assets and secondarily on the Pleito Creek Field in California. The majority of expenditures in Wyoming were at the Ferguson Ranch Field for drilling. Expenditures in California were for a work-over performed at the Pleito Creek Field. Additional capital costs for oil and gas properties include legal fees associated with the acquisition of the Wyoming properties, geological and geophysical data acquisition, and lease acquisition and rental expenses.
During the year ended December 31, 2010, operational activity in Wyoming included (i) 10 new wells drilled (6 on production at December 31, 2010 and 4 wells awaiting production); (ii) 2 work-overs; and (iii) 3 polymer treatments.
Significant Acquisition
On December 17, 2009, the Company acquired the Wyoming Assets. The purchase price for the Wyoming Assets was $27.17 million of which $22 million was funded by a loan syndicated by PLC (as defined herein, see “Liquidity and Capital Resources”), and the remainder from the Company’s working capital.
The following table details the purchase price allocation for the Wyoming Assets:

Net assets acquired:
Inventory	$78,763
Equipment	50,000
Crude oil and natural gas properties	27,472,671
Asset retirement obligations	(428,326)

Total net assets acquired	$27,173,108

Outlook
2011 Capital Expenditure Budget

2011
Budget
($000s)
Drilling
- California	2,400
- Wyoming	16,000

Total Drilling	18,400
Workovers & Facilities
- California	800
- Wyoming	5,800

Total Facilities	6,600

Total Capital Budget	25,000

MANAGEMENT’S DISCUSSION & ANALYSIS
Highlights for the 2011 Capital Expenditure Budget include:
•	Drilling 18 development wells in Wyoming and 2 development wells in California.

•	Implementation of a water flood at the Ferguson Ranch Field.

•	Expansion of facilities at the Willow Draw Field to process 1,100 bopd.

•	Doubling of oxygen injection at the Pleito Creek Field from 500 Mmcf/d to 1,000 Mmcf/d.
The Company has entered into a multi-well drilling agreement for 2011 in which the Company has the option to drill up to 18 wells in Wyoming within the four oil fields it operates. NiMin will also drill 2 wells in California at the Pleito Creek Field where the Company is applying its Combined Miscible Drive technology.
The Company will begin a water flood program at the Ferguson Ranch Field with water injection beginning in the third quarter of 2011. This is consistent with successful field development in the area.
Facility expansion at the Willow Draw Field in Wyoming will be implemented ahead of schedule in order to process higher than expected oil production from recent development. Expansion of the facilities will be implemented in two phases. Phase 1, scheduled to be completed in the second quarter of 2011, will increase capacity from 465 bopd and 35,000 barrels of water per day (“bblw/d”) to 715 bopd and 37,000 bblw/d. Phase 2, scheduled to be completed in the third quarter, will increase capacity to 1,100 bopd and 45,000 bblw/d.
Based on the success of the Company’s patented CMD enhanced oil recovery project at Pleito Creek Field, the Company plans to double oxygen injection by the third quarter of 2011.
All capital program expenditures are discretionary and are restricted by the Senior Loan (See “Liquidity and Capital Resources”). The expenditures will be funded from existing cash, cash flow available from operations, proceeds from the exercise of warrant agreements due to expire in September 2011, and/or an expansion of the Company’s existing debt facility. The Company will review all capital expenditure programs on a regular basis throughout 2011 and adjust spending based on factors such as changes in commodity prices, drilling and production results, and availability of funding.
Liquidity and Capital Resources
Cash Flows Summary

MANAGEMENT’S DISCUSSION & ANALYSIS

	Three	Three
	months	months
	ended	ended	Year ended	Year ended
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009
	($)	($)	($)	($)
Cash flows (used in) provided by operating activities	892,259	(41,993)	(984,623)	(2,461,948)
Cash flows (used in) investing activities	(3,589,124)	(30,507,499)	(11,829,708)	(37,947,610)
Cash flows provided by financing activities	(29,651)	22,031,223	19,162,118	33,016,558

Increase (decrease) in cash and cash equivalents	(2,726,516)	(8,518,269)	6,347,787	(7,393,000)
Cash and cash equivalents at beginning of year	12,216,521	11,660,487	3,142,218	10,535,218

Cash and cash equivalents at end of year	9,490,005	3,142,218	9,490,005	3,142,218

During the three months ended December 31, 2010, the Company’s cash balance decreased by $2.73 million, primarily due to $3.59 million of investments in oil and natural gas properties and equipment.
During the year ended December 31, 2010, the Company’s cash balance increased by $6.35 million, primarily due to $10.07 million from the sale of Common Shares, long-term borrowings of $31.11 million, $11.83 million of investment in oil and natural gas properties and $22.02 million of short-term debt repayments.
On June 30, 2010, the Company entered into the Senior Loan in the amount of $36 million from the Lender. The Company borrowed $36 million subject to an original issue discount of 7.5%, a commitment fee of 1%, a placement fee of 1% and a transaction fee of 3%. At the request of the Company and subject to approval by the Lender, the Senior Loan availability may be increased by $39 million, up to $75 million, to provide additional development capital.
The Senior Loan has a 12.5% fixed interest rate and a term of five years. Interest is payable quarterly beginning September 30, 2010. Principal is payable quarterly beginning June 29, 2012 in the following annual amounts:
Senior Loan Principal Repayments

2012	$4,050,000
2013	5,400,000
2014	6,750,000
2015	19,800,000

$36,000,000

The Senior Loan is secured by all of the Company’s assets. The loan may be repaid after June 30, 2013 without a pre-payment penalty or make whole provision. Prior to June 30, 2012, in the event of prepayment, the Company will be required to pay a make whole provision compensating the Lender for all unpaid interest. From July 1, 2012 to June 30, 2013, a 2% prepayment premium will be assessed on any outstanding principal being repaid in excess of the scheduled repayments noted above.

MANAGEMENT’S DISCUSSION & ANALYSIS
The Company used the net proceeds of the Senior Loan to repay the existing Short-term Loan of $22 million and the remaining proceeds are to be utilized for the capital expenditure program at the Company’s properties in Wyoming and California. The Company is required to meet certain financial based covenants under the terms of this facility including: (i) total capital expenditures were limited to an amount no greater than $12 million from the date of the loan until December 31, 2010; and (ii) total capital expenditures are limited to an amount no greater than $25 million for the year ended December 31, 2011. The facility has a material adverse change clause relating to financial stability and for which the lender can ultimately demand immediate repayment in the event of default. At December 31, 2010, the Company was in compliance with all financial based covenants.
On May 16, 2010, the Company completed the Short Form Prospectus Offering of Common Shares at an offering price of CDN $1.25 per share. The Company issued 9,200,000 Common Shares for aggregate gross proceeds of CDN $11,500,000 or USD $11,018,492, net of CDN $989,260 or USD $947,840 of offering costs.
During the three months ended December 31, 2009, the Company’s cash balance declined by $8.52 million primarily due to the acquisition of the Wyoming Assets for $27.17 million funded partially from the Short-term Loan of $22 million, and $3.4 million invested in oil and natural gas properties and equipment.
During the year ended December 31, 2009, the Company’s cash balance declined by $7.39 million, primarily due to the acquisition of the Wyoming Assets for $27.17 million funded partially from the Short-term Loan of $22 million, $10.85 million invested in oil and natural gas properties and equipment and 11.02 million received from the issuance of Common Shares.
On December 17, 2009, the Company entered into a credit agreement (the “Short-term Loan”) with a private lending company (“PLC”), whereby PLC syndicated a loan to the Company in an aggregate amount of US$5,500,000 and Cdn$17,534,550 (US$16,713,738) for the acquisition of the Wyoming Assets. Concurrent with the advances, the Company issued 2,566,666 Common Shares at an attributed price of CDN $1.15 (US$1.07) per share which was recorded as prepaid interest expense, to be amortized over the term of the loan. The Company also paid a structuring fee in cash in the amount of US$120,000. Interest on the outstanding principal amount was calculated daily and compounded monthly and payable on a monthly basis at 12% per annum. The principal amount, together with all accrued unpaid interest was due December 17, 2010. The loan was able to be repaid at any time without pre-payment penalty. The loan was secured by a fixed and floating charge debenture which provided PLC a security interest in all of the Company’s present and after-acquired real and personal property. The PLC loan was paid in full on June 30, 2010 utilizing borrowings under the Senior Loan.
In September 2009, the Company completed a public offering of Units, each consisting of one Common Share and one warrant to acquire one Common Share for an offering price of CDN $1.25 per Unit (USD $1.13). The Company issued 11,324,900 Units for aggregate gross proceeds of CDN $14,156,125 or USD $13,078,573, net of CDN $2,265,671 or USD $2,085,777 of offering costs. The warrants are exercisable at CDN $1.55 on or before September 4, 2011, subject to certain acceleration provisions. Offering costs include a fee of 4.5% on CDN $3,273,625 of Units sold by a sub-agent, payable in 117,851 Units issued on the same terms and conditions as the Units issued pursuant to this offering.
Since inception, the Company has financed its operations from public and private sales of equity and debt, and revenues from sales of oil and gas reserves. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets

MANAGEMENT’S DISCUSSION & ANALYSIS
Contractual Obligations

		Less than 1			After 5
	Total	year	1-3 years	4 -5 years	years
	($)	($)	($)	($)	($)
Accounts payable and accrued liabilities	5,649,692	5,649,692	—	—	—
Commodity derivative liability (Note 13f)	1,240,284	929,527	310,757	—	—
Office lease obligations	275,248	119,759	145,088	10,400	—
Interest payable on long-term debt	16,816,438	4,500,000	8,123,733	4,192,705	—
Long-term debt (principal)	36,000,000	—	10,800,000	25,200,000	—

Total contractual obligations	59,981,662	11,198,978	19,379,578	29,403,105	—

Sensitivity Analysis

Changes to annual cash flow from (use in)	Change	Change
operating activities	($)	($)
Price per barrel of oil (WTI)	+/-1	197,011
Price per Mcf of natural gas (WTI)	+/-0.10	20,807
Outstanding Share Data
As at date of this MD&A, the following securities were outstanding in the capital of NiMin:

Common Shares	66,467,076
Stock Options	8,120,001
Purchase Warrants	6,696,651
Related Party Transactions
For the period ended December 31, 2009, the Company entered into a credit agreement with PLC in which a director of the Company, is the President of PLC. The transaction was recorded at the amount negotiated and agreed to by the two parties. On June 30, 2010, the Company paid in full the interest and principal outstanding on the short-term debt (See “Liquidity and Capital Resources”).
Off-Balance Sheet Arrangements
NiMin had no off-balance sheet arrangements during the three month period and year ended December 31, 2010 and 2009 except for the office lease obligations noted above.
Critical Accounting Policies and Estimates
In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period.
The amounts recorded for depletion and depreciation of property and equipment, the accretion expense associated with the asset retirement obligation and the cost recovery assessments for property and equipment are based on estimates of proved reserves, production and discount rates, oil and natural gas prices, future costs and other relevant assumptions. The amount recorded for the unrealized gain or loss on financial instruments is based on estimates of future commodity prices and volatility. The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at

MANAGEMENT’S DISCUSSION & ANALYSIS
the time of issuance or modification. Future taxes require estimates as to the realization of future tax assets and the timing of reversal of tax assets and liabilities. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.
On an ongoing basis, management reviews estimates, including those related to the impairment of long-lived assets, contingencies and income taxes. Changes in facts and circumstances may result in revised estimates and actual results may differ from these estimates.
Crude Oil and Natural Gas Properties
The Company accounts for its crude oil and natural gas producing activities using the full-cost method. Accordingly, all costs incurred in the acquisition, exploration, and development of proved crude oil and natural gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals, are capitalized. All general corporate costs are expensed as incurred. Sales or other dispositions of crude oil and natural gas properties are accounted for as adjustments to capitalized costs with no gain or loss recorded unless such sale would alter the rate of depletion and depreciation by 20% or more.
Depletion and Depreciation
Depletion of crude oil and natural gas properties is computed using the unit-of-production method where the ratio of production to proved reserves, after royalties, determines the proportion of depletable costs to be expensed in each period. Costs associated with unevaluated properties are excluded from the full-cost pool until a determination is made whether proved reserves can be attributable to the related properties. Unevaluated properties are evaluated at least annually to determine whether the costs incurred should be classified to the full-cost pool and thereby subject to amortization.
Reserves are determined by an independent qualified reserves engineering firm. Volumes are converted to equivalent units using the ratio of one barrel of oil to six thousand cubic feet of natural gas.
Depreciation of equipment is provided for on a straight-line basis over the useful life (5 to 10 years) of the asset.
Impairment of oil and gas properties
The Company performs a full-cost ceiling test on proved crude oil and natural gas properties in which the capitalized costs are not allowed to exceed their related estimated future net revenues of proved reserves discounted at 10%, net of tax considerations. When calculating reserves for the year ended December 31, 2010 the Company conformed to the new SEC rules under “Modernization of Oil and Gas Reporting”, which was adopted by the SEC in December of 2008. Costs associated with unevaluated properties are excluded from the full-cost pool until a determination is made whether proved reserves can be attributable to the related properties. Unevaluated properties are evaluated at least annually to determine whether the costs incurred should be classified to the full-cost pool and thereby subject to amortization.
The Company follows the provisions of ASC 360, Property, Plant, and Equipment (“ASC 360”) (formerly SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets) for its equipment. ASC 360 requires that the Company’s long-lived assets, be assessed for potential impairment in their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. An impairment is recognized when the estimated undiscounted future net cash flows of an asset are less than its carrying value. If an impairment occurs, the carrying value of the impaired asset is reduced to fair value.
Revenue Recognition
Petroleum and natural gas sales are recognized as revenue when the commodities are delivered and title has passed to the purchasers.

MANAGEMENT’S DISCUSSION & ANALYSIS
Joint Interest Activities
Certain of the Company’s exploration, development and production activities are conducted jointly with other entities and accordingly the consolidated financial statements reflect only the Company’s proportionate interest in such activities.
Asset Retirement Obligations
The Company recognizes a liability for the present value of all legal obligations associated with the retirement of tangible, long-lived assets and capitalizes an equal amount as a cost of the asset. The cost associated with the abandonment obligation is included in the computation of depreciation, depletion, amortization and accretion. The liability accretes until the Company settles the obligation. The Company uses a credit-adjusted risk-free interest rate in its calculation of asset retirement obligations (“ARO”).
Revisions to the original estimated liability would result in an increase or decrease to the ARO liability and related capitalized costs. Actual costs incurred upon settlement of the asset retirement obligation are charged against the obligation to the extent of the liability recorded.
Estimates for future abandonment and reclamation costs are based on historical costs to abandon and reclaim similar sites, taking into consideration current costs. The liability is based on the Company’s net interest in the respective sites.
Crude oil inventory
Unsold crude oil production is carried in inventory at the lower of cost, generally applied on a first-in, first-out (FIFO) basis, or net realizable value, and include costs incurred to bring the inventory to its existing condition.
Use of Estimates
In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period.
The amounts recorded for depletion and depreciation of property and equipment, the accretion expense associated with the asset retirement obligation and the cost recovery assessments for property and equipment are based on estimates of proved reserves, production and discount rates, oil and natural gas prices, future costs and other relevant assumptions. The amount recorded for the unrealized gain or loss on financial instruments is based on estimates of future commodity prices and volatility. The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance or modification. Future taxes require estimates as to the realization of future tax assets and the timing of reversal of tax assets and liabilities. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.
On an ongoing basis, management reviews estimates, including those related to the impairment of long-lived assets, contingencies and income taxes. Changes in facts and circumstances may result in revised estimates and actual results may differ from these estimates.
Income Tax
The Company follows the asset and liability method prescribed by ASC 740, Income Taxes (“ASC 740”) (formerly SFAS No. 109, Accounting for Income Taxes). Under this method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or

MANAGEMENT’S DISCUSSION & ANALYSIS
settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in enacted tax rates is recognized in income in the period that includes the enactment date.
Pursuant to ASC 740, the Company does not have any unrecognized tax benefits other than those for which a valuation allowance has been provided thereon. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months. The Company’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any tax-related interest expense recognized during 2010 or 2009.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents and therefore classifies them with cash.
Accounts receivable
The Company’s accounts receivable primarily consists of amounts owed to the Company by customers for sales of crude oil, natural gas and refined products under varying credit arrangements. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses on these receivables. The Company reviews this allowance for adequacy at least quarterly and bases its assessment on a combination of current information about its customers and historical write-off experience.
Commodity and Derivative Instruments
Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”) (formerly Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities), requires derivative instruments to be recognized as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of derivative instruments depends on their intended use and resulting hedge designation. For derivative instruments designated as hedges, the changes in fair value are recorded in the balance sheet as a component of accumulated other comprehensive income (loss). Changes in the fair value of derivative instruments not designated as hedges are recorded as a gain or loss on derivative contracts in the consolidated statements of operations. The Company does not designate its derivative financial instruments as hedging instruments and, as a result, recognizes the change in a derivative’s fair value currently in earnings.
Fair value measurements
The Company follows ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (formerly SFAS No. 157, Fair Value Measurements), which became effective for financial assets and liabilities of the Company on January 1, 2008 and non-financial assets and liabilities of the Company on January 1, 2009. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact to the Company from the adoption of ASC 820 in 2009 was not material.
ASC 820 characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable. The three levels of the fair value measurement hierarchy are as follows:
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

MANAGEMENT’S DISCUSSION & ANALYSIS
Level 3: Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e. supported by little or no market activity).
As required by ASC 820, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Stock-Based Compensation
The Company follows ASC 718, Compensation — Stock Compensation (“ASC 718”) (formerly SFAS No. 123R, Share-Based Payment), which requires the measurement and recognition of compensation expense for all share-based payment awards, including employee stock options, based on estimated fair values. The value of the portion of the award that is ultimately expected to vest is recognized as an expense on a straight-line basis over the requisite vesting period. ASC 718 requires the Company to estimate the fair value of stock option awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes Merton option-pricing model (“Black-Scholes Model”) as its method of valuation for share-based awards. The Company’s determination of fair value of share-based payment awards on the date of grant using the Black-Scholes Model is affected by the Company’s stock price, as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, as well as actual and projected exercise and forfeiture activity. The fair value of options granted to consultants, to the extent unvested due to required services not having been fully performed, are determined on subsequent reporting dates.
Expression of Foreign Currencies
These consolidated financial statements are presented and measured in U.S. dollars, as substantially all of the Company’s operations are located in the United States of America. Transactions and balances using Canadian dollars are expressed in U.S. dollars whereby monetary assets and liabilities are expressed at the period end exchange rate, non-monetary assets and liabilities are expressed at historical exchange rates, and revenue and expenses are expressed at the average exchange rate for the period. Foreign exchange gains and losses are included in the consolidated statements of operations.
Business combinations
The Company follows ASC 805, Business Combinations (“ASC 805”) (formerly SFAS No. 141R, Business Combinations), and ASC 810-10-65, Consolidation (“ASC 810-10-65”) (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements). ASC 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “fair value.” The statement applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under ASC 805, all business combinations will be accounted for by applying the acquisition method. Accordingly, transaction costs related to acquisitions are to be recorded as a reduction of earnings in the period they are incurred and costs related to issuing debt or equity securities that are related to the transaction will continue to be recognized in accordance with other applicable rules under U.S. GAAP. ASC 805 is effective for periods beginning on or after December 15, 2008 and has been applied to the Wyoming Asset (Note 6 to the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009) acquisition. ASC 810-10-65 requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The statement applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.

MANAGEMENT’S DISCUSSION & ANALYSIS
Per Share amounts
Basic per share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if stock options or warrants to purchase common shares were exercised for common shares. The treasury stock method of calculating diluted per share amounts is used whereby any proceeds from the exercise of stock options or warrants are assumed to be used to purchase common shares of the Company at the average market price during the year.
Changes in Accounting Policies
The FASB’s Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles guidance became effective for interim and annual periods ended after September 15, 2009 and it recognized the FASB Accounting Standards Codification as the single source of authoritative nongovernment U.S. generally accepted accounting principles. The codification superseded all existing accounting standards documents issued by the FASB, and established that all other accounting literature not included in the codification is considered non-authoritative. Although the codification does not change U.S. generally accepted accounting principles, it does reorganize the principles into accounting topics using a consistent structure. The codification also includes relevant SEC guidance following the same topical structure, however, the original SEC guidance remains the authoritative source of such guidance. For periods ended after September 15, 2009, all references to U.S. generally accepted accounting principles will use the new topical guidelines established with the codification. Otherwise, this new standard is not expected to have a material impact on the Company’s consolidated financial statements in future periods.
In December 2008, the SEC adopted release no. 34-59192, Modernization of Oil and Gas Reporting, which revised the Regulation S-K and Regulation S-X oil and gas reporting requirements to align them with current industry practices and technological advances. The release revises a number of definitions relating to oil and gas reserves, permits the disclosure in filings with the SEC of probable and possible reserves and permits the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. In addition, the new disclosure requirements require a company to: (i) disclose its internal control over reserves estimation and report the independence and qualification of its reserves preparer or auditor; (ii) file a report of a third party if the Company represents that the third party prepared reserves estimates or conducted a reserves audit; (iii) report oil and gas reserves using an average price based upon the prior 12-month period rather than period-end prices; and (iv) disclose, in narrative form, the status of proved undeveloped reserves and changes in status of these from period to period. The provisions of this release became effective for disclosures in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.
The FASB issued ASC 855, Subsequent Events (“ASC 855”) (formerly SFAS No. 165, Subsequent Events), on May 28, 2009. ASC 855 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards.
The Company adopted new accounting guidance covering business combinations effective January 1, 2009. The new guidance established principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. It also established how to recognize and measure goodwill acquired in the business combination or a gain from a bargain purchase, if applicable. This guidance impacts the recognition and measurement of assets and liabilities in business combinations that occur beginning in 2009. Assets and liabilities that arose from business combinations that occurred prior to 2009 are not affected by this guidance. The adoption of this guidance did not have a significant effect on the Company’s financial statements for the years ended December 31, 2010 and 2009. The Company is unable to predict how the application of this guidance will affect its financial statements in future periods.

MANAGEMENT’S DISCUSSION & ANALYSIS
Change in Financial Reporting Standards
The Company has filed a Form 20-F Registration Statement to register its common shares with the SEC. The Company’s registration with the SEC became effective on December 19, 2010 (See “Corporate History”).
The Company, as an SEC Issuer (as defined in National Instrument 52-107), has relied on the exemption set out in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards and has changed its financial reporting standards from Canadian GAAP to U.S. GAAP with a reconciliation to Canadian GAAP for the years ended December 31, 2010, 2009, and 2008. See Note 16 to the audited consolidated financial statements of the Company for the years ended December 31, 2010, 2009, and 2008.
Management believes this change in financial reporting standards provides financial information on a more comparable basis with the majority of the companies in the Company’s peer group.
International Financial Reporting Standards (“IFRS”)
In January 2006, the Canadian Institute of Chartered Accountants Accounting Standards Board (“AcSB”) formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. IFRS will not be required for the Company’s interim and annual financial statements as these are prepared under U.S. GAAP.
Financial Instruments
Fair Value
The Company’s financial instruments consist of cash and cash equivalents, trade accounts receivable, restricted investments, warrants, long-term debt, and accounts payable and accrued liabilities. For all periods presented, the fair value of financial instruments approximated their carrying values due to their near term maturity, except for long-term debt where the fair value was determined using quoted borrowing rates and therefore was considered level 2, and warrants where the fair value was calculated using the Black-Scholes Merton model and therefore was considered level 3.
Credit Risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and from petroleum and natural gas marketers.
The majority of the Company’s receivables are within the oil and gas industry, primarily from its industry partners. The receivables are not collateralized. To date, the Company has experienced minimal bad debts, and has no allowance for doubtful accounts. The majority of the Company’s cash and cash equivalents are held by two financial institutions, one in the U.S. and the other in Canada.
The carrying amount of trade accounts receivable, cash and cash equivalents and restricted investments represents the maximum credit exposure.
Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a contract. We use master agreements which allow us, in the event of default, to elect early termination of all contracts with the defaulting counterparty. If we choose to elect early termination, all asset and liability positions with the defaulting counterparty would be net settled at the time of election. We also monitor the creditworthiness of our counterparty on an ongoing basis. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions. If the creditworthiness of our counterparty, deteriorates and results in its nonperformance, we could incur a significant loss.

MANAGEMENT’S DISCUSSION & ANALYSIS
Some of our customers are experiencing, or may experience in the future, severe financial problems that have had or may have a significant impact on their creditworthiness. We cannot provide assurance that one or more of our customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our business, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our results of operations and financial condition.
The adoption of derivatives legislation or regulations related to derivative contracts could have an adverse impact on our ability to hedge risks associated with our business. Recent legislation on certain transactions involving derivatives may affect the use of derivatives in hedging transactions.
Liquidity Risk
Liquidity risk includes the risk that, as a result of operational liquidity requirements there will not be sufficient funds to settle a transaction on the due date; the Company will be forced to sell financial assets at a value which is less than fair value; or the Company may be unable to settle or recover any part of a financial asset.
The Company’s operating cash requirements including amounts projected to complete our existing capital expenditure program are continuously monitored and adjusted as input variables change. These variables include but are not limited to, available bank lines, oil and natural gas production from existing wells, results from new wells drilled, commodity prices, cost overruns on capital projects and changes to government regulations relating to prices, taxes, royalties, land tenure, allowable production and availability of markets. As these variables change, liquidity risks may necessitate the need for the Company to conduct equity issues or obtain project debt financing. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
The following are the contractual maturities of financial liabilities and associated interest payments as of December 31, 2010:

Financial Liability	< 1 Year	1-2 Years	2-5 Years	Thereafter

Accounts payable	$4,580,128	—	—	—
Accrued liabilites	1,069,564
Commodity derivative liability	929,527	310,757
Long-term debt — principal	—	9,450,000	26,550,000	—
Interest payable on long-term debt	4,500,000	4,384,726	7,931,712
Warrants (1)	4,543,073		—	1,088,442

Total	$15,622,292	14,145,483	34,481,712	1,088,442

(1)	Based upon the expiration date of the underlying warrants
Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.
Foreign Currency Exchange Rate Risk
Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company had no forward exchange rate contracts in place

MANAGEMENT’S DISCUSSION & ANALYSIS
at or during the year ended December 31 2010. During the year ended December 31, 2010, the Company was exposed to foreign currency exchange risk in its cash balances denominated in Canadian dollars.
Commodity Price Risk
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.
During the years ended December 31, 2010 and 2009 the company entered into swap contracts to minimize the variability in cash flows due to price movements in crude oil (See “Crude Oil and Derivative Contracts”).
Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2010 the Company was not exposed to changes in interest rates with respect to its long-term debt.
Internal Controls over Financial Reporting and Disclosure Controls
The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting (“ICFR”) and disclosure controls, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes pursuant to the requirements of National Instrument 52-109 — Certification of Disclosure in Issuer’s Annual and Interim Filings and U.S. Securities Exchange Act of 1934 Rule 15d-14 — Certification of Disclosure in Annual and Quarterly Reports. Management believes that the Company has designed and implemented a system of ICFR and disclosure controls which it believes is appropriate for the size of the Company.
As of December 31, 2009, management concluded material weaknesses existed in the design of ICFR and disclosure controls. These weaknesses were considered material in nature relating to the Company’s ICFR and disclosure controls procedures. Specifically, in the prior year, management noted (1) a lack of formal documentation, (2) inadequate segregation of duties and (3) the lack of internal expertise to complete certain complex accounting computations due to the small size of its accounting staff.
During 2010, management took appropriate remediation steps to address these prior year weaknesses. In the current year, management (1) completed formal documentation and testing of policies and procedures for all of its business processes, and (2) hired additional qualified staff to address the weakness of a lack of internal expertise.
Management has carried out an evaluation of the effectiveness of the Company’s ICFR and disclosure controls procedures for the period ended December 31, 2010. Based on the evaluation conducted, it was noted that due to the limited number of staff at the Company, there remains a weakness in the system of internal controls due to the Company’s inability to achieve appropriate segregation of duties. Based on this evaluation, management concluded that as of December 31, 2010, the Company’s ICFR and disclosure controls are not effective. While management of the Company has put in place certain procedures, including management and Audit Committee oversight and review, to mitigate the risk of a material misstatement in the Company’s financial reporting, there is no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement. Management is of the opinion that none of these control deficiencies has resulted in a material misstatement in the Corporation’s interim and annual financial statements.

MANAGEMENT’S DISCUSSION & ANALYSIS
Summary of Quarterly Results
The table below summarizes the Company’s quarterly results as available:

	2009				2010
($000s, except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	1,319	1,596	1,671	1,913	3,595	3,250	3,456	3,729
Cash Flow from Operations	100	(8,989)	6,469	(42)	(120)	(371)	(1,386)	892

Per share — Basic	0.00	(0.24)	0.16	0.00	0.00	(0.01)	(0.02)	0.02
Per share — Diluted	0.00	(0.24)	0.16	0.00	0.00	(0.01)	(0.02)	0.02

Net loss	(7,724)	(3,641)	(13,171)	(6,578)	(340)	(2,340)	(4,636)	(5,070)

Per share — Basic	(0.21)	(0.10)	(0.33)	(0.16)	(0.01)	(0.04)	(0.08)	(0.09)
Per share — Diluted	(0.21)	(0.10)	(0.33)	(0.16)	(0.01)	(0.04)	(0.08)	(0.09)
Significant factors and trends that have impacted the Company’s results during the past eight fiscal quarters include the following:
•	Revenue and royalties in 2010 were significantly higher than 2009 due to an increase in the underlying commodity prices, production growth, and the Wyoming Assets acquisition.

•	The Company’s operating costs were higher in 2010 and 2009 due to the initiation of oxygen injection required to execute the CMD Project in California and the acquisition of the Wyoming Assets.

•	The Company’s G&A were higher in 2010 and 2009 due to higher accounting, tax and legal fees incurred as a result of the the Company’s reporting requirements in Canada as a public traded issuer and additional expenses related to preparation of registration documents to be filed with the SEC.

•	The Company’s interest expense was higher in 2010 due to the Short-term Loan and Senior Loan.
Subsequent Event
As of March 28, 2011, 4,746,100 Common Shares have been issued pursuant to the exercise of Warrants issued in connection with the September 2009 public offering at the exercise price of CDN $1.55 per Common Share.
Additional Information
Additional information, including the Company’s Annual Information Form, can be found on the Company’s website at www.niminenergy.com or on the System for Electronic Document Analysis and Retrieval’s (SEDAR) website at www.sedar.com